UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

ATHENA SILVER CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

04686B 108

(CUSIP Number)

John Power, CEO/Director
2010A Harbison Drive #312
Vacaville, California 95687
 (707)884-3766  (tel)

(Name, Address, and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 17, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☒

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04686K108

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     John C. Power

(2) Check the Appropriate Box if a Member (a) [   ] of a Group* (b) [   ]

(3) SEC Use Only

(4) Source of Funds*      IN

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

     U.S.A.

Number of Shares	(7) Sole Voting Power 14,713,238 - common stock
Beneficially Owned	(8) Shared Voting Power -0-
by Each Reporting	(9) Sole Dispositive Power 14,713,238 - common stock
Person With	(10) Shared Dispositive Power -0-

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

11,867,238 shares of common stock

2,346,000 shares of common stock issuable upon exercise of a Common Stock Warrant

500,000 shares of common stock issuable upon exercise of a Stock Option

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)       8.38%

(14) Type of Reporting Person*              IN

          *SEE INSTRUCTION BEFORE FILLING OUT!

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ITEM 1. SECURITY AND ISSUER

The class of securities to which this statement relates is common stock, par value $.0001 per share (the "Common Stock") of Athena Silver Corporation, a Delaware corporation (the “Company”).  The address and principal executive offices of the Company is 2010A Harbison Drive #312, Vacaville, CA  95687.

ITEM 2.  IDENTITY AND BACKGROUND

(a)-(c)     John C. Power, 2010A Harbison Drive #312, Vacaville, California 95687 is President, CEO & CFO of Athena Silver Corp.

(d)-(f)     The natural person referred to above is a United States Citizen.  During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended as follows:

Effective October 12, 2022, Mr. Power purchased in a private transaction an aggregate of 150,000 shares of the Company’s common stock at a price of $0.052 per share. In addition and in appreciation for his services as a Director of the Company and pursuant to the Company’s 2020 Equity Incentive Plan, Mr. Power was awarded Stock Options exercisable to purchase 500,000 shares of the Company’s common stock at price of $0.06 per share. The shares are exercisable for a period of ten years.

Effective March 20, 2023, Mr. Power purchased in a private transaction an aggregate amount of 20,000 shares of the Company’s common stock a price of $0.05 per share and registered in the name of the John Power 401K plan, of which Mr. Power is a control person.

Effective April 24, 2023, Mr. Power purchased in a private transaction, an aggregate of 171,000 Units of the Company securities at a price of $0.052 per Unit with each Unit consisting of one share of Common Stock and (1) one warrant exercisable to purchase one share of Common Stock at price of $0.073 per share. The warrants are exercisable for a period of two years.

Effective April 26, 2023, Mr. Power purchased in a private transaction an aggregate amount of 50,000 shares of the Company’s common stock a price of $0.05 per share and registered in the name of the John Power 401K plan, of which Mr. Power is a control person.

Effective May 1, 2023, Mr. Power purchased in a private transaction an aggregate amount of 28,000 shares of the Company’s common stock a price of $0.05 per share and registered in the name of the John Power 401K plan, of which Mr. Power is a control person.

Effective January 17, 2024 Mr. Power purchased in a private transaction, an aggregate of 1,875,000 Units of the Company securities at a price of $0.03 per Unit with each Unit consisting of one share of Common Stock and (1) one warrant exercisable to purchase one share of Common Stock at price of $0.037 per share. The warrants are exercisable for a period of one year.

ITEM 4.  PURPOSE OF TRANSACTION

The securities of the Company were acquired by Mr. Power for investment.  Mr. Power reserves the right to acquire/dispose of additional shares of the Company’s common stock, either in open market purchases should a public trading market for its shares develop or in private transactions.

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended as follows:

(a)     At the close of business on February 12, 2024, Mr. Power would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 14,713,238 shares of common stock.  Those securities consist of an aggregate of 11,769,238 shares of common stock owned individually, 98,000 shares of common stock owned through Mr. Power’s 401K account, common stock warrants to purchase 2,346,000 shares of common stock and options to purchase 500,000 shares of the Company’s common stock.  The securities represent 8.38% of the issued and outstanding shares of common stock of the Company.  The foregoing is based upon 172,823,633 shares of common stock issued and outstanding as of the date of this report.

(b)     Mr. Power has the sole voting and dispositive power with respect to all of the shares of common stock identified in Item 5(a) above.

(c)     Mr. Power has not purchased or sold any shares of common stock during the past 60 days except as noted.

(d)     Not applicable

(e)     Not applicable

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Power is Chief Executive Officer, Chief Financial Officer and a Director of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

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SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024	/s/ John C. Power
John C. Power, CEO

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